Exhibit (a)(1)(I)

DG FastChannel, Inc. Announces Commencement of Tender Offer
and Early Termination of Hart-Scott-Rodino Act Waiting Period

DALLAS, TX, June 28, 2011 — DG® (NASDAQ: DGIT), a leading provider of digital media services to the advertising, entertainment and broadcast industries, today announced that a direct wholly-owned subsidiary of DG, DG Acquisition Corp. VII, has commenced the previously announced tender offer to acquire all of the outstanding shares of common stock of MediaMind Technologies Inc. (NASDAQ: MDMD), a leading global provider of integrated digital advertising solutions, for $22.00 per share in cash, without interest.  DG and MediaMind announced on June 16, 2011 the signing of a definitive merger agreement pursuant to which DG’s subsidiary would commence a tender offer for all of MediaMind’s public shares. The terms of the merger agreement were approved by the boards of directors of DG and MediaMind.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on July 22, 2011, unless the tender offer is extended or earlier terminated in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. In addition to customary conditions, the tender offer is subject to there being validly tendered in the offer and not properly withdrawn before the expiration of the offer, a number of shares of MediaMind that, together with the shares of MediaMind owned of record by DG or any of its subsidiaries, if any, represents at least a majority of the shares of MediaMind outstanding, on a fully diluted basis.  The tender offer is not subject to a financing condition.

In addition, on June 24, 2011, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the tender offer.  Accordingly, the condition to the tender offer that all statutory waiting periods applicable to the tender offer under the HSR Act shall have expired or been terminated has been satisfied.  The tender offer continues to be conditioned upon the conditions as described above and in the offer to purchase, the related letter of transmittal and other tender offer materials that DG filed with the Securities and Exchange Commission on June 24, 2011.

Goldman Sachs & Co. and Bank of America Merrill Lynch acted as financial advisors and Latham & Watkins LLP provided legal advice to DG.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of MediaMind common stock has been made pursuant to an offer to purchase and related materials that DG filed with the Securities and Exchange Commission.  At the time the tender offer was commenced, on June 24, 2011, DG filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, and immediately thereafter on June 24, 2011, MediaMind filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer.  THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/ RECOMMENDATION STATEMENT, IN EACH CASE, AS AMENDED, CONTAIN

IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  These materials have been sent free of charge to all stockholders of MediaMind. In addition, all of these materials are available at no charge from the Securities and Exchange Commission through its web site at www.sec.gov or from the Dealer Manager or Information Agent named in the tender offer materials.

About DG

DG FastChannel®, Inc. (now known as DG) provides innovative technology-based solutions to the advertising, broadcast and publishing industries. The Company serves more than 5,000 advertisers and agencies through a media distribution network of more than 28,000 radio, television, print and Web publishing destinations throughout the United States, Canada and Europe. DG utilizes satellite and internet transmission technologies, creative and production resources, digital asset management and syndication services that enable advertisers and agencies to work faster, smarter and more competitively. Through its MIJO, Unicast, SourceEcreative, Treehouse and Springbox operating units, DG extends its benchmark of excellence to a wide roster of services ranging from custom rich media solutions and interactive marketing to direct response marketing and global creative intelligence. For more information, visit www.DGit.com.

# # #